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EXHIBIT 3

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS
AND FINANCIAL CONDITION
(in U.S. dollars)
May 14, 2004

Consolidated review

        FirstService Corporation (the "Company" or "FirstService") generated improved operating results in fiscal 2004 in all business segments.

        We completed six acquisitions during the year, four in Consumer Services and one in each of Residential Property Management and Integrated Security Services. These businesses are "tuck-under" acquisitions that complement existing service lines. We also benefited from a full year's earnings from our New York City residential property management platform, Cooper Square Realty, acquired in February 2003.

        In October 2003, we completed a $50 million private placement of 6.40% Senior Secured Notes (the "6.40% Notes") due September 2015 with a group of U.S. institutional investors led by Prudential Capital Group. The proceeds were used to repay amounts outstanding on our revolving credit facility. The long-term nature of the 6.40% Notes and the previously issued 8.06% Senior Secured Notes (the "8.06% Notes") due June 2011 provide us with stability and flexibility to execute our growth and acquisition strategies.

        In January 2004, we completed a review of the accounting for certain intangible assets in our Consumer Services segment, which resulted in a restatement that affected the following accounts: goodwill, intangible assets, deferred income tax liabilities, minority interest, amortization expense and income tax expense. In February 2004, the Company filed restated consolidated financial statements for the year ended March 31, 2003 to reflect the changes. Please refer to this filing for further information.

        Just after year-end, on April 1, 2004, we sold the assets of our Greenspace Services Ltd. company-owned lawn care operations to a subsidiary of the ServiceMaster Company. We intend to redeploy the capital freed up by the sale within our other businesses to yield a higher return on investment. The operating results of our Company-owned lawn care operations, which were formerly included in our Consumer Services segment, have been reclassified to discontinued operations. As such, the consolidated statements of earnings include only the net earnings from the discontinued operations, and not the full revenues and expenses.

        On May 12, 2004, the Company updated its outlook for fiscal 2005. The outlook was revised upwards despite the impact of the sale of the lawn care operations and the adoption of stock option expensing, which together reduced EBITDA(1) and diluted net earnings per share in our preliminary outlook by $2.2 million and $0.04, respectively. The Company anticipates that internal revenue growth, margin enhancement and strong contribution from acquisitions completed during the past twelve months will occur to positively impact fiscal 2005. The updated outlook is for revenues of $650.0 to $675.0 million, EBITDA of $60.5 to $63.0 million, and diluted earnings per share from continuing operations of $1.43 to $1.53. This outlook is the same as the Company's preliminary outlook provided in January 2004, except for diluted net earnings per share which were previously $1.40 to $1.50. In addition, the Company expects to record a gain on the sale of the lawn care operations in the quarter ended June 30, 2004 of approximately $0.18 per diluted share.

(1)
EBITDA is defined as net earnings before extraordinary items, minority interest share of earnings, income taxes, interest, depreciation and amortization. EBITDA excludes income taxes and interest, both of which are charges that require cash settlement. EBITDA is not a recognized measure for financial statement presentation under Canadian and United States generally accepted accounting principles ("GAAP"). The most directly comparable GAAP measure is operating earnings. Operating earnings takes into account depreciation and amortization expenses, while EBITDA does not. Management utilizes EBITDA as a measure to assess the performance of its operations, to evaluate acquisition candidates and establish pricing, for performance-based compensation purposes, and within its debt covenants with its lenders. The Company believes EBITDA is a reasonable measure of operating performance because of the low capital intensity of its service operations. The Company believes EBITDA is a financial metric used by many investors to compare companies, especially in the services industry, on the basis of operating results and the ability to incur and service debt. The table below reconciles EBITDA to operating earnings.

Year ended March 31	2004	2003	2002
EBITDA	$54,294	$50,988	$55,240
Less: depreciation and amortization	(15,223)	(13,285)	(11,953)

Equals: operating earnings	$39,071	$37,703	$43,287

Results of operations — year ended March 31, 2004

        FirstService reported revenues of $609.8 million for the year, an increase of 17% relative to the prior year. The increase was comprised of internal growth of 8%, acquisitions of 5% and the impact of foreign exchange of 4%.

        Changes in foreign exchange rates were dramatic during the year, with the average value of the Canadian dollar rising 14.5% relative to the value of the U.S. dollar. The Company's Canadian dollar denominated revenues and earnings benefit from a stronger Canadian dollar upon conversion to U.S. dollars. This is offset by exchange losses incurred by certain Business Services operations based in Canada that sell services to U.S. clients in U.S. dollars. If exchange rates had remained constant year-over-year, the current year's revenues would have been $22.1 million lower and EBITDA would have been $0.9 million higher.

        Operating earnings increased 4% relative to the prior year, to $39.1 million. EBITDA increased 7% to $54.3 million. In the current year, in accordance with our partnership philosophy, we sold shares of two Consumer Services subsidiaries to operating management, and recorded dilution gains of $1.1 million. A dilution gain of $1.1 million was also recorded in the prior year. Additionally in fiscal 2004, we recorded a $0.2 million loss with respect to the disposal of the security officer assets of our Chicago Integrated Security Services branch.

        In the prior year, operating earnings and EBITDA included $4.2 million of executive life insurance proceeds, partially offset by $1.9 million in severance and transition costs in the Business Services segment. In fiscal 2004, no such amounts were included in earnings.

        Depreciation and amortization expense was $15.2 million relative to $13.3 million in the prior year. Depreciation expense increased by $1.5 million, approximately half attributable to acquisitions and half attributable to investments in fixed assets to support the growth of our operations. Amortization of intangibles accounted for $0.4 million of the increase and was driven by intangibles acquired during the last two years, especially franchise rights related to Consumer Services acquisitions completed during fiscal 2004.

        Interest expense decreased to $7.9 million from $8.9 million in the prior year. Our weighted average interest rate decreased to approximately 5.2%, down from 5.5% in the prior year, and average indebtedness also decreased as cash flow was utilized to repay borrowings. Substantially all of our debt was at floating interest rates as at March 31, 2004. Our 6.40% Notes and 8.06% Notes have been swapped to variable rates. The 6.40% Notes, which were issued on October 1, 2003, were swapped to a variable rate of LIBOR + 170 basis points. We expect interest rates to rise within the next fiscal year, and we will consider fixing a portion of our floating debt if economic indicators warrant.

        Our consolidated income tax rate for fiscal 2004 was 29.5%. The prior year's rate of 28% was impacted by the $4.2 million of tax-free executive life insurance proceeds received during that year. We continue to benefit from the cross-border tax structures first implemented in fiscal 2000, and expect our fiscal 2005 tax rate to be approximately the same as fiscal 2004.

        Net earnings from continuing operations was $18.9 million, an increase of 5% relative to fiscal 2003. Net earnings from discontinued operations was $0.2 million, down significantly relative to the prior year's result of $0.4 million. The discontinued lawn care operations faced a difficult operating environment during the year in terms of adverse weather conditions, negative consumer sentiment towards pesticides and increasing insurance costs. In addition, a fleet renewal program to replace aging production vehicles resulted in an increase to depreciation expense of $0.2 million.

        The Consumer Services operations, excluding the discontinued lawn care operations, reported revenues of $92.9 million, an increase of 26% versus the prior year. Of the increase, 14% was attributable to internal growth, 10% to the four tuck-under acquisitions completed in October 2003, and 2% to changes in foreign exchange rates. Internal growth was strong at our California Closets and Paul Davis Restoration franchise systems. EBITDA for the year was $16.4 million, $2.3 million higher than the prior year, while the EBITDA margin declined 140 basis points to 17.7%. The decline in margin is attributable to several factors including service mix change with the addition of the fifth and sixth Company-owned California Closets "branchise" stores during the year and costs to relocate and reorganize the Toronto-based Cleanol operations. Each year's results include a dilution gain of approximately $1.1 million.

        In Residential Property Management, revenues increased 12% to $241.2 million. Excluding the 5% impact of acquisitions, internal growth was 7% and was primarily attributable to core management contract wins.

        Residential Property Management reported EBITDA of $17.6 million or 7.3% of revenues, up from $14.6 million or 6.8% of revenues in the prior year. The prior year's results were negatively impacted by weak results in the South Florida restoration activities (which represented 8% of segment revenues) and increases to insurance costs that could not be passed on to clients, but were positively impacted by $1.0 million of executive life insurance proceeds. In the current year, restoration continued to be challenging, generating an operating loss due to cost overruns on certain projects. The core management business generated improved margins year over year and was responsible in large part for the margin improvement. We expect margins to improve further in fiscal 2005 as we add new service offerings and return to profitability in restoration.

        Integrated Security Services revenues were $122.7 million, an increase of 14% relative to the prior year. Eight percent of the increase was attributable to foreign exchange on Canadian operations, while 5% was attributable to internal growth and 1% was from an acquisition completed in February 2004. The January 2004 disposal of the Chicago security officer assets had a nominal impact on fiscal 2004 revenues. On an annual basis, the security officer assets generated approximately $3 million of revenues. The Chicago security officer assets were sold for cash proceeds of $0.1 million, with a further $0.5 million receivable over the following year contingent on revenue retention. A loss on disposal of $0.2 million was recorded in the fourth quarter. The contingent amount will be recorded in earnings if the contingency is resolved in our favor.

        Segment EBITDA was $8.2 million, or 6.7% of revenues. After considering the loss on disposal of the Chicago assets, the margin would have been 6.8%, equivalent to the fiscal 2003 results. The EBITDA margin is expected to improve in fiscal 2005 because of strong backlogs of systems installation work. In addition to the loss on the Chicago asset sale, the segment suffered from weak systems installation revenues in the fourth quarter, causing the quarter's margin to be 4.4%.

        Business Services generated annual revenues of $152.4 million, an increase of 21% relative to the prior year. Growth was comprised of 9% foreign exchange on Canadian operations, internal growth of 8% and acquisitions of 4%. A significant portion of the internal growth was due to a contract to provide services for the "GM Hot Button" OnStar promotion during the fourth quarter; the quarter's internal growth was 41%. Work on the promotion ended in April 2004. There is customer concentration in this segment; the largest customer in the segment represents approximately 10% of segment revenues.

        Business Services EBITDA was $18.7 million or 12.2% of revenues, down from $19.8 million or 15.6% of revenues in fiscal 2003. In fiscal 2003, $3.2 million of executive life insurance proceeds were received, and $1.9 million of severance and related costs were recorded. After adjusting for these costs, fiscal 2003's margin would have been 14.6%. The current year's decline in margin is attributable to excess fulfillment storage capacity and foreign exchange on Canadian operations that sell services in U.S. dollars. The net impact of foreign exchange on the segment's results is a reduction in EBITDA of $0.7 million relative to exchange rates in effect during the prior year.

        Corporate costs rose to $6.6 million from $4.8 million in fiscal 2003. Fiscal 2004's costs include a performance-based executive bonus accrual of $1.7 million versus an accrual of nil in the prior year. The Company began expensing stock options on a prospective basis effective April 1, 2003 and as a result, the Company recorded $0.3 million of stock option expense during the year. In addition, professional fees (legal, audit and Sarbanes-Oxley consulting) were higher than the previous year. Expenses totaling $0.5 million relating to acquisitions that were ultimately not completed were included in the prior year's figures.

Results of operations — year ended March 31, 2003

        Consolidated revenues for fiscal 2003 were $523.1 million, a 6% increase from the $493.6 million reported for the year ended March 31, 2002. Approximately $12.8 million of the increase resulted from tuck-under acquisitions completed during the year, resulting in internal growth of 4%.

        During fiscal 2003, the value of the Canadian dollar appreciated 1.0% relative to the value of the U.S. dollar, based on the average annual exchange rate versus the prior year. The impact of the foreign exchange rate movement on earnings was not material.

        Operating earnings decreased from $43.3 million to $37.7 million in fiscal 2003. EBITDA decreased to $51.0 million from $55.2 million in the prior year, while the EBITDA margin declined 140 basis points to 9.8% of revenues. Included in 2003 results were executive life insurance proceeds of $4.2 million. A dilution gain upon the sale of shares of a Consumer Services subsidiary in the amount of $1.1 million was also recorded. The decline in margins was the result of weakness in the Residential Property Management and Business Services segments. Consumer Services experienced increased profitability, while Integrated Security Services' margin was stable year-over-year.

        Depreciation for the year ended March 31, 2003 was $11.4 million, up 7% from the previous year, due to the impact of the higher level of capital expenditures in fiscal 2002. Amortization of intangibles was $1.8 million, compared to $1.3 million in the previous year. The increase in amortization was the result of the recognition and amortization of intangible assets on acquisitions completed subsequent to the adoption of Statement of Financial Accounting Standards ("SFAS") No. 142, Goodwill and Other Intangible Assets ("SFAS 142") on April 1, 2001.

        Interest expense decreased 31% relative to the prior year, to $8.9 million, due to the combined effects of lower interest rates, lower levels of indebtedness and the $1.4 million write-off of deferred financing fees in the prior year. Weighted average interest rates were approximately 5.5% in fiscal 2003 compared to 7.1% in fiscal 2002, excluding the write-off of deferred financing fees. The reduction in rates resulted from lower floating reference rates and from two interest rate swaps which convert the fixed rate on the 8.06% Notes into variable interest streams.

        In October 2002, we entered into an interest rate swap agreement in which the interest stream on $25 million of the 8.06% Notes was exchanged for the variable interest rate of LIBOR + 445 basis points. This was in addition to the December 2001 interest rate swap in which the interest stream on $75 million of the 8.06% Notes was exchanged for the variable interest rate of LIBOR + 250.5 basis points. Both swaps have maturities matched to the underlying Notes due June 29, 2011. The swaps are being accounted for as hedges in accordance with SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. The swaps are carried at fair value on the balance sheet, with gains or losses recognized in earnings. The carrying value of the hedged debt is adjusted for changes in fair value attributable to the hedged interest rate risk; the associated gain or loss is recognized currently in earnings.

        The income tax provision for the year ended March 31, 2003 was approximately 27% of earnings before taxes, compared with 33% in the prior year. The decline in tax rate resulted from two major factors: (i) continuing leverage from the cross-border tax structure implemented in Fiscal 2000 and (ii) $4.2 million of non-taxable life insurance proceeds received during the year.

        The minority interest share of earnings decreased to $3.0 million or 14.5% of earnings before minority interest from $3.7 million, or 18.1%, in the prior year. The reduction was the result of minority share purchases completed during the year.

        Net earnings from continuing operations were $18.0 million, a 9% increase over the prior year, while diluted earnings per share from continuing operations increased 10% to $1.24. The discontinued Company-owned lawn care operations generated net earnings of $0.4 million or $0.03 per diluted share.

        The Residential Property Management unit generated $215.0 million of revenues for the year, an increase of 5% over the prior year. Excluding the impact of acquisitions, segment internal revenue growth was 4%.

        Residential Property Management reported EBITDA of $14.6 million, down $4.2 million or 22% relative to the prior year, primarily due to insurance cost increases and poor results in painting and restoration activities. Insurance costs were approximately $2.0 million higher than the prior year, and little of the cost increase was passed on to clients. The painting and restoration service line operating in South Florida, which accounted for $22.1 million or 10% of the segment's revenues experienced a loss for the year due to difficult market conditions and several poorly performing projects. Also included in the current year's results is $1.0 million of executive life insurance proceeds received upon the death of a senior management employee.

        The Integrated Security Services unit reported revenues of $107.5 million, representing growth of 13% over the prior year, all generated internally. Sales of systems and manpower contributed approximately equally to the growth. EBITDA for the segment was $7.3 million, while the margin remained constant at 6.8%. Several low-margin initial systems installations were completed during the second half of the year.

        Consumer Services revenues were $73.9 million, up 14% relative to the prior year. Factoring in the two California Closets franchises acquired in October 2002, internal revenue growth was 10%. EBITDA in Consumer Services was $14.1 million, and the margin was 19.1%. The margin increased 80 basis points relative to the prior year as a result of strong performance in the College Pro, California Closets and lawn care businesses as well as the $1.1 million dilution gain experienced on the sale of 7.5% of the shares of Paul Davis Restoration, Inc. to two of its managers, which was offset by $0.5 million of compensation expense related to the sale.

        Revenues for Business Services were $126.4 million, down 1% or $1.1 million relative to the prior year. Internal revenues declined 7% after considering the impact of acquisitions. A major fulfillment client departed at the end of the third quarter, impacting annual revenues negatively by approximately $1.5 million. Client volumes in the customer support and fulfillment areas were soft throughout the year, impacting revenues negatively and accounting for the remainder of the year-over-year decline.

        Business Services EBITDA was $19.8 million or 15.6% of revenues, down from $22.4 million or 17.6% of revenues in the prior year. Several factors contributed to this result. The decline in volumes impacted margins because of lower contribution to cover fixed overhead costs, primarily rent. During the fourth quarter, we received proceeds of $3.2 million on a executive life insurance policy on the retired CEO and former controlling shareholder of Herbert A. Watts Ltd., Rip Gauthier, who passed away after a lengthy illness. Also during the fourth quarter, we incurred costs to reorganize and streamline the operations of Business Services under group president Scott Patterson in the amount of $1.9 million.

        Corporate expenses were $4.8 million, up from $4.5 million in fiscal 2002. We expended $0.5 million on the investigation of potential acquisitions that were not completed during the year. Executive bonuses declined $0.7 million, to nil, for fiscal 2003.

Quarterly results — years ended March 31, 2004 and 2003

(in thousands of U.S. dollars except per share amounts)	Q1	Q2	Q3	Q4	Year
FISCAL 2004
Revenues	$148,482	$157,393	$148,704	$155,215	$609,794
Operating earnings	11,917	15,443	6,009	5,702	39,071
Net earnings from continuing operations	5,403	7,315	2,650	3,496	18,864
Net earnings from discontinued operations	1,009	1,654	(640)	(1,863)	160
Net earnings	6,412	8,969	2,010	1,633	19,024
Net earnings per share:
Basic	0.45	0.63	0.14	0.11	1.33
Diluted	0.45	0.62	0.14	0.11	1.30
FISCAL 2003
Revenues	$137,309	$137,794	$123,931	$124,093	$523,127
Operating earnings	13,729	16,067	5,002	2,905	37,703
Net earnings from continuing operations	6,080	7,365	1,760	2,821	18,026
Net earnings from discontinued operations	1,228	1,430	(425)	(1,819)	414
Net earnings	7,308	8,795	1,335	1,002	18,440
Net earnings per share:
Basic	0.53	0.63	0.10	0.07	1.32
Diluted	0.50	0.60	0.09	0.07	1.27
OTHER DATA
EBITDA — Fiscal 2004	$15,626	$19,072	$9,873	$9,723	$54,294
EBITDA — Fiscal 2003	16,897	19,297	8,284	6,510	50,988

Seasonality and quarterly fluctuations

        FirstService operates several seasonal service lines. In Consumer Services, we provide exterior painting services (throughout North America) and lawn care (in Canada). In Business Services, we provide textbook fulfillment services, in which the majority of activity occurs in our June and September quarters. In Residential Property Management, we provide swimming pool management and maintenance services (throughout North America) to primarily outdoor pools. The result of this seasonality in these service lines is relatively higher revenues in our June and September quarters followed by lower revenues in the December and March quarters.

        The seasonality inherent in the businesses listed above results in variations in quarterly operating margins. These businesses generate significant profits during the June and September quarters followed by losses during the December and March quarters as a result of fixed overhead expenses including rent and administrative payroll.

        We expect that the April 1, 2004 disposal of our company-owned lawn care operations will significantly reduce seasonality in our business. As we make acquisitions, the service mix will change and we expect that seasonality will be further reduced.

Liquidity and capital resources

        The Company generated cash flow from operations totaling $35.1 million for fiscal 2004, an increase of 18% relative to the prior year. The most significant factor contributing to the increase in cash flow was higher net earnings. We believe that cash from operations and other existing resources will continue to be adequate to satisfy the ongoing working capital needs of the Company.

        Net indebtedness as at March 31, 2004 was $141.4 million, down from $153.3 million at March 31, 2003. Net indebtedness is calculated as the current and non-current portion of long-term debt adjusted for interest rate swaps less cash and cash equivalents. Cash from operating activities exceeded cash used in investing by $6.0 million, and $7.8 million of proceeds were received upon the exercise of stock options. These two factors were the primary reasons for the reduction in indebtedness.

        We are in compliance with the covenants within our financing agreements as at March 31, 2004 and, based on our outlook for fiscal 2005, we expect to remain in compliance with such covenants. We had $84.0 million of available credit as of March 31, 2004.

        On October 1, 2003, we completed a private placement of $50 million of 6.40% Notes due September 30, 2015. The 6.40% Notes have an average life of 10.5 years, with equal annual principal repayments commencing September 30, 2012. Concurrent with the issuance of the 6.40% Notes, we amended our revolving credit facility such that available credit was reduced by $50 million from $140 million to $90 million. Our total borrowing capacity remains unchanged. On October 2, 2003, we entered into interest rate swap agreements to exchange the fixed rate on the 6.40% Notes for a variable rate of LIBOR + 170 basis points.

        During the fiscal 2004, we had several foreign exchange contracts to fix a portion of the Canadian dollar costs of our Business Services segment relative to U.S. dollar revenues. At March 31, 2004, we had four such contracts outstanding. In aggregate, the four contracts require us to sell $8.0 million in exchange for Canadian dollars at a weighted average exchange rate of 1.3547 during the period extending to March 30, 2005. A gain of $0.2 million relating to these contracts was included in 2004 earnings.

        Capital expenditures for the year were $13.1 million. Significant purchases included service vehicle fleet replacement and expansion for the Residential Property Management operations, a call center technology upgrade in Business Services, computer systems purchases in Consumer Services and Integrated Security Services, and leasehold improvements at several Residential Property Management offices. Capital expenditures for fiscal 2005 are expected to approximate $12 million.

        When making acquisitions, we generally purchase executive life insurance policies on the principal managers of the acquired businesses. We believe this practice mitigates risk on acquisitions. At March 31, 2004, the Company had 20 such life insurance policies in force.

        In relation to acquisitions completed during the past three years, we have outstanding contingent consideration totaling $16.2 million as at March 31, 2004 ($12.7 million as at March 31, 2003). The amount of the contingent consideration is not recorded as a liability unless the outcome of the contingency is determined to be beyond a reasonable doubt. The contingent consideration is based on achieving specified earnings levels, and is issued or issuable at the end of the contingency period. When the contingencies are resolved and additional consideration is distributable, we will record the fair value of the additional consideration as additional costs of the acquired businesses.

        In certain cases, our subsidiaries have issued options to purchase shares of subsidiaries to operating managers. The subsidiary stock options are accounted for in the same manner as stock options of the Company. When the stock options are exercised, the minority shareholders become party to shareholders' agreements as described below.

        In those operations where managements are also minority owners, the Company is party to shareholders' agreements. These agreements allow us to "call" the minority position for a predetermined formula price, which is usually equal to the multiple of trailing two-year average earnings paid by the Company for the original acquisition. Minority owners may also "put" their interest to the Company at the same price, with certain limitations. The total value of the minority shareholders' interests, as calculated in accordance with the shareholders' agreements, was approximately $30.0 million at March 31, 2004 (March 31, 2003 — $26.0 million). While it is not our intention to acquire outstanding minority interests, this step may materially increase net earnings. On an annual basis, we estimate the impact of the acquisition of all minority interests would increase interest expense by $1.1 million, increase amortization expense by $1.0 million, reduce income taxes by $0.6 million and reduce minority interest share of earnings by $3.1 million, resulting in an approximate increase to net earnings of $1.6 million.

        The following table summarizes our contractual obligations as at March 31, 2004:

	Payments due by period
Contractual obligations (In thousands of U.S. dollars)	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Long-term debt	$152,955	$1,699	$29,811	$28,589	$92,856
Capital lease obligations	4,128	1,803	1,964	361	—
Operating leases	74,656	16,810	24,397	17,654	15,795
Unconditional purchase obligations	—	—	—	—	—
Other long-term obligations	—	—	—	—	—

Total contractual obligations	$231,739	$20,312	$56,172	$46,604	$108,651

        At March 31, 2004, we had commercial commitments totaling $6.0 million comprised of letters of credit outstanding due to expire within one year.

        During the past two years, insurance costs have increased dramatically. To manage costs, we have taken on additional risk in the form of higher deductibles on many of our coverages. We believe this step will reduce overall insurance costs in the long term, but may cause fluctuations in the short term depending on the frequency and severity of insurance incidents.

Discussion of critical accounting estimates

        Critical accounting estimates are those that management deems to be most important to the portrayal of our financial condition and results of operations, and that require management's most difficult, subjective or complex judgments, due to the need to make estimates about the effects of matters that are inherently uncertain. We have identified five critical accounting estimates: goodwill impairment testing, acquisition purchase price allocations, amortization of intangible assets, accounts receivable allowances and accounting for income taxes.

        The annual goodwill impairment testing required under SFAS 142 requires judgment on the part of management. Goodwill impairment testing involves making estimates concerning the fair value of reporting units and then comparing the fair value to the carrying amount of each unit. Estimates of fair value can be impacted by sudden changes in the business environment or prolonged economic downturns, and therefore require significant management judgment in their determination.

        Acquisition purchase price allocations require use of estimates and judgment on the part of management, especially in the determination of intangible assets acquired relative to the amount that is classified as goodwill. For example, if different assumptions were used regarding the profitability and expected lives of acquired customer contracts and relationships, different amounts of intangible assets and related amortization could be reported.

        Amortization of intangible assets requires management to make estimates of useful lives and to select methods of amortization. Useful lives and methods of amortization are determined at the time assets are initially acquired, and then are reevaluated each reporting period. Significant judgment is required to determine whether events and circumstances warrant a revision to remaining periods of amortization. Changes to estimated useful lives and methods of amortization could result in increases or decreases in amortization expense. A 10% reduction to the weighted average useful life of intangible assets would result in an increase to annual amortization expense of $0.3 million.

        Accounts receivable allowances are determined using a combination of historical experience, current information, and management judgment. Actual collections may differ from our estimates. A 10% increase in the accounts receivable allowance would increase bad debt expense by $0.4 million.

        Income taxes are calculated based the expected treatment of transactions recorded in the consolidated financial statements. In determining current and deferred components of income taxes, we interpret tax legislation and make assumptions about the timing of the reversal of deferred tax assets and liabilities. If our interpretations differ from those of tax authorities or if the timing of reversals is not as anticipated, the provision for income taxes could increase or decrease in future periods.

Transactions with related parties

        Please refer to note 19 to the consolidated financial statements for information regarding transactions with related parties.

Impact of recently issued accounting standards

        Please refer to note 21 to the consolidated financial statements for a discussion of recently issued accounting standards.

Reconciliation to Canadian generally accepted accounting principles

        Please refer to note 22 to the consolidated financial statements for a discussion of the adjustments required to reconcile the consolidated financial statements to Canadian generally accepted accounting principles. There are no material differences between the consolidated financial statements under Canadian and United States generally accepted accounting principles.

Outstanding share data

        The authorized capital of the Company consists of an unlimited number of preference shares, issuable in series, an unlimited number of Subordinate Voting Shares and an unlimited number of Multiple Voting Shares. The holders of Subordinate Voting Shares are entitled to one vote in respect of each Subordinate Voting Share held at all meetings of the shareholders of the Company. The holders of Multiple Voting Shares are entitled to twenty votes in respect of each Multiple Voting Share held at all meetings of the shareholders of the Company.

        As of the date hereof, the Company has outstanding 14,119,018 Subordinate Voting Shares, 662,847 Multiple Voting Shares and no preference shares. In addition, as at the date hereof, 1,112,315 Subordinate Voting Shares are issuable upon exercise of options granted under the Company's stock option plan.

Forward-looking statements

        This annual report contains or incorporates by reference certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We intend that such forward-looking statements be subject to the safe harbors created by such legislation. Such forward-looking statements involve risks and uncertainties and include, but are not limited to, statements regarding future events and the Company's plans, goals and objectives. Such statements are generally accompanied by words such as "intend", "anticipate", "believe", "estimate", "expect" or similar statements. Our actual results may differ materially from such statements. Factors that could result in such differences, among others, are:

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  North American economic conditions, especially as they relate to consumer spending and business spending on customer relations and promotion.

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  Extreme weather conditions impacting demand for our services or our ability to perform those services.

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  Political conditions, including any outbreak or escalation of terrorism or hostilities and the impact thereof on our business.

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  Competition in the markets served by the Company.

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  Labor shortages or increases in wage and benefit costs.

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  The effects of changes in interest rates on our cost of borrowing.

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  Unexpected increases in operating costs, such as insurance, workers' compensation, health care and fuel prices.

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  Changes in the frequency or severity of insurance incidents relative to our historical experience.

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  The effects of changes in the Canadian dollar foreign exchange rate in relation to the U.S. dollar on the Company's Canadian dollar denominated revenues and expenses.

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  Our ability to make acquisitions at reasonable prices and successfully integrate acquired operations.

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  Changes in government policies at the federal, state/provincial or local level that may adversely impact our student loans processing, firearms registration processing, or textbook fulfillment activities.

        Although we believe that the assumptions underlying our forward-looking statements are reasonable, any of the assumptions could prove inaccurate and, therefore, there can be no assurance that the results contemplated in such forward-looking statements will be realized. The inclusion of such forward-looking statements should not be regarded as a representation by the Company or any other person that the future events, plans or expectations contemplated by the Company will be achieved. We note that past performance in operations and share price are not necessarily predictive of future performance.

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MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION (in U.S. dollars) May 14, 2004